UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2016
Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-197886 and 333-198832) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 3.1 to this report on Form 6-K is a copy of the Fourth Amended And Restated Articles of Incorporation of Star Bulk Carriers Corp.

Reverse Stock Split
On June 17, 2016, Star Bulk Carriers Corp. (the “Company”) filed an amendment to its Amended and Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding common shares, par value of $0.01 per share. A copy of the amendment is attached hereto as Exhibit 3.1.
Effective as of the opening of trading on June 20, 2016, the Company effected a five-for-one reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's Special Meeting of Shareholders held on December 21, 2015 and authorized by the Company’s Board of Directors on June 2, 2016. The reverse stock split reduced the number of the Company's common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common shares received a cash payment in lieu of such fractional share.
The par value and other terms of the Company’s common shares were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y8162K204. The Company’s transfer agent, American Stock Transfer & Trust Company, LLC is acting as exchange agent for the reverse stock split and will send instructions to shareholders of record regarding the exchange of certificates for common shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name
3.1	Fourth Amended And Restated Articles of Incorporation of Star Bulk Carriers Corp effective June 17, 2016.